UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras concludes the sale of onshore field in Sergipe

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Rio de Janeiro, October 11, 2021 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 05/10/21, informs that it concluded on 10/08/2021 the sale of its 50% stake in the onshore field of Rabo Branco, located in the Sergipe-Alagoas Basin, in the State of Sergipe, to the company Petrom Produção de Petróleo & Gás Ltda. (Petrom).

The sale to Petrom resulted from the exercise of the company's right of first refusal provided for in the contract. After compliance with all the precedent conditions, the transaction was concluded for the sale price of US$ 1.5 million, which had already been fully deposited in a guarantee account in favor of Petrobras on the date the purchase and sale agreement was signed, on 05/07/2021.

This disclosure is in accordance with Petrobras' internal rules and with the provisions of the special procedure for assignment of rights on exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This transaction is aligned with the company's strategy of portfolio optimization and capital allocation improvement, increasingly concentrating its resources in world-class assets in deep and ultra-deep waters, where Petrobras has shown great competitive edge over the years.

About Rabo Branco field

The Rabo Branco onshore field is part of the BT-SEAL-13 concession, located south of the Carmópolis field, in the Sergipe-Alagoas Basin, in the state of Sergipe. The field's average production in 2020 was 131 bpd. Petrobras had a 50% stake, in partnership with Petrom.

About Petrom

Petrom is a special purpose company (SPE) formed to manage the activities developed in the Rabo Branco field, in which it is the operator and now holds 100% stake.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer